______________________________________________
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ____________________
FORM 11-K
 ____________________
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission file number: 1-16411

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
NORTHROP GRUMMAN FINANCIAL
SECURITY AND SAVINGS PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NORTHROP GRUMMAN CORPORATION
2980 Fairview Park Drive
Falls Church, Virginia 22042
________________________________________________

Northrop Grumman Financial
Security and Savings Program
Financial Statements as of December 31, 2016 and 2015,
and for the Year Ended December 31, 2016,
Supplemental Schedule as of December 31, 2016,
and Report of Independent Registered Public Accounting Firm

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefit Plans Administrative Committee and Participants of
Northrop Grumman Financial Security and Savings Program
Falls Church, VA

We have audited the accompanying statements of net assets available for benefits of the Northrop Grumman Financial Security and Savings Program (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
McLean, VA
June 9, 2017

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2016			2015
$ in thousands	Retirement Account (1)	Savings Account (2)	Total	Retirement Account (1)	Savings Account (2)	Total

Assets:
Investments:
Investment in Northrop Grumman Defined Contribution Plans Master Trust (Note 3)	$200,890	$329,381	$530,271	$205,624	$332,459	$538,083
Short-term investment-at fair value	129	1,715	1,844	—	4,112	4,112
Total investments	201,019	331,096	532,115	205,624	336,571	542,195
Notes receivable from participants	—	2,101	2,101	—	2,668	2,668
Total assets	201,019	333,197	534,216	205,624	339,239	544,863
Liabilities:
Due to Northrop Grumman Retirement Plan “B”	129	—	129	809	—	809
Accrued expenses	22	149	171	14	67	81
Total liabilities	151	149	300	823	67	890
Net assets available for benefits	$200,868	$333,048	$533,916	$204,801	$339,172	$543,973

(1) Non-participant directed
(2) Participant directed
The accompanying notes are an integral part of these financial statements.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2016
$ in thousands	Retirement Account (1)	Savings Account (2)	Total

Additions:
Investment income:
Plan interest in the Northrop Grumman Defined Contribution Plans Master Trust	$13,769	$26,124	$39,893
Interest income from short-term investment	—	12	12
Interest income on notes receivable from participants	—	103	103
Total additions	13,769	26,239	40,008
Deductions:
Benefits paid to participants	9,610	31,663	41,273
Expenses	398	700	1,098
Total deductions	10,008	32,363	42,371
Increase/(decrease) in net assets	3,761	(6,124)	(2,363)
Transfers to Northrop Grumman Retirement Plan “B”	(7,694)	—	(7,694)
Net assets available for benefits
Beginning of year	204,801	339,172	543,973
End of year	$200,868	$333,048	$533,916

(1) Non-participant directed
(2) Participant directed
The accompanying notes are an integral part of these financial statements.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016
1. DESCRIPTION OF THE PLAN
The following description of the Northrop Grumman Financial Security and Savings Program (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a qualified defined contribution plan established for the benefit of certain employees of Northrop Grumman Corporation (the “Company” or “Plan sponsor”) acquired as part of the Company's acquisition of Litton Industries, Inc. The Plan is now frozen to new participants and no further contributions are required or permitted.
Both the savings and employee stock ownership plan features are reported within the Plan's financial statements. The Plan's Benefit Plans Administrative and Investment Committees control and manage the operation of the Plan. State Street Bank and Trust Company (“State Street” or the “Trustee”) serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Plan holds investments in retirement account assets (“FSSP Retirement Account”) and savings account assets (“FSSP Savings Account”) in the Northrop Grumman Defined Contribution Plans Master Trust (the “DC Master Trust”) as well as a short-term investment at the Trustee.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant account is credited with an allocation of any Plan earnings from the DC Master Trust. Each participant account is charged with withdrawals and an allocation of any Plan losses and administrative expenses. Allocations are based on participant units. Participants are generally entitled to the net of these contributions, withdrawals and allocations to the extent of their vesting in the account.
Investment Options
When participants were eligible to contribute to the FSSP, the first 4 percent of employee pre-tax contributions were deposited in the FSSP Retirement Account. The FSSP Retirement deposits are used in the calculation of pension benefits. Participant deposits to the FSSP Retirement Account are invested in the Balanced Fund in the DC Master Trust. Once a participant contributed the full 4 percent to their retirement account, additional pre-tax contributions were deposited into their FSSP Savings Account and could be invested in one or more of the FSSP Savings Account investment options described below. The investment funds are managed by a professional investment manager appointed by the Plan's Investment Committee.
Participants may change their investment elections in the FSSP Savings Accounts daily. Existing account balances can also be transferred daily, subject to certain restrictions.
Amounts deposited into each investment fund are used to purchase units of that fund based on unit values that are updated daily prior to any Plan transactions, including withdrawals, distributions, and transfers. The value of each participant's account is dependent upon the number of units purchased to date and the current value of each unit.
U.S. Equity Fund —The U.S. Equity Fund consists predominantly of holdings in large and medium sized U.S. company stocks. The fund’s objectives are to achieve a high total return through long-term growth of capital and the reinvestment of current income.
U.S. Fixed-Income Fund — The U.S. Fixed-Income Fund primarily consists of holdings in marketable, fixed-income securities rated within the three highest investment grades assigned by Moody’s Investor Services or Standard & Poor’s Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The fund is diversified by investing in a range of fixed-income securities that mature, on average, in eight to ten years. The U.S. Fixed-Income Fund provides direct ownership of fixed income securities.
Northrop Grumman Stable Value Account — Investments in the Northrop Grumman Stable Value Account (“Stable Value Account”) primarily include guaranteed investment contracts, cash and cash equivalents. See Note 5 for further information on guaranteed investment contracts.
Northrop Grumman Fund — The Northrop Grumman Fund (“NG Stock Fund”) invests primarily in Northrop Grumman Corporation common stock.

Balanced Fund — The Balanced Fund is designed to provide investors with a fully diversified portfolio consisting of targeted proportions of fixed-income securities (35 percent), U.S. equities (45 percent), and international equities (20 percent). The fund seeks to exceed the return of the bond market and approach the return of the stock market, but with less risk than an investment only in stocks.
International Equity Fund — The International Equity Fund consists of stocks of a diversified group of companies in developed countries outside of the U.S. The fund’s objectives are capital appreciation over the long term, along with current income (dividends).
Small Cap Fund — The Small Cap Fund consists of a diversified group of U.S. companies with lower market capitalization and higher expected revenue growth than the large, well-established companies that make up the S&P 500 Index. The fund seeks to provide capital appreciation over the long term, rather than current income.
Emerging Markets Fund —The Emerging Markets Fund consists of a diversified portfolio of stocks issued by companies based in developing countries. The fund’s objective is capital appreciation over the long term.
Retirement Path Portfolios — Each retirement path is a broadly diversified portfolio of funds consisting of equities, fixed-income securities and other investments tailored to the investment time horizon of the investor. The name of each strategy reflects the year when the investor will most likely begin to draw interest and/or principal out of their portfolio. The portfolios are the Retirement Path, the 2020 Retirement Path, the 2025 Retirement Path, the 2030 Retirement Path, the 2035 Retirement Path, the 2040 Retirement Path, the 2045 Retirement Path, the 2050 Retirement Path, the 2055 Retirement Path and the 2060 Retirement Path.
All funds may include common/collective trust funds (CCT). These funds manage pooled trust accounts, which group assets together to develop generally larger and more diversified portfolios. These funds may also include short-term investment funds.
Notes Receivable from Participants
Participants may borrow from their vested FSSP Savings Account with loans of a minimum of $1,000, up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance over the past 12 months, or 50 percent of their vested account balances. A participant may not have more than two outstanding loans at any given time (except for those merged from other plans). Loans are prorated across the participant's investment funds and secured by the balance in the participant's FSSP Savings Account. The interest rate is fixed on the last business day of each month at the prime rate plus one percent. Repayments are made from payroll deductions (for active employees) or other forms of payment (for former employees or employees on leave of absence). The maximum loan period is five years except that participants may obtain 15-year loans if used to acquire a dwelling that is the principal residence of the participant. Loans may be repaid early in full; partial early repayments are not permitted.  As of December 31, 2016 and 2015, participant loans were issued with interest rates ranging from 4.25 percent to 8.75 percent, and with maturities through 2027.
Payment of Benefits
Upon termination of employment with the Company (including termination due to death, disability, or retirement), a participant may receive a lump-sum payment of FSSP Retirement and/or Savings Account balances (net of any outstanding loan balances). A participant may also delay payment until the age of 70 1/2 if the total account balance exceeds $1,000. In addition, a participant has the option to take the total distribution as an annuity subject to Plan terms. At retirement, a participant may also elect a rollover of his or her FSSP Retirement Account to other Company pension plans. Certain partial distributions after termination of employment and before age 70 1/2 are permitted by the Plan. Participants may roll over account balances to individual retirement accounts or another employer's qualified retirement plan to defer federal and most state income taxes.
Distributions from the NG Stock Fund will be paid in cash, stock, or a combination thereof, depending on the participant's election.
Withdrawals
A participant may withdraw all or a portion of his or her vested Company matching contributions (plus earnings) and all or a portion of his or her FSSP Savings Account deposits, net of any loan balances outstanding, for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the Plan document). Such withdrawals are subject to tax withholdings as appropriate.

2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.
Risks and Uncertainties
The Plan invests in various securities, including U.S. and foreign government securities, corporate debt instruments, domestic equities, asset-backed securities, mortgage-backed securities, mutual funds, common/collective trust funds and a stable value account. Investment securities are exposed to various risks, including interest rate and credit risk, overall market volatility, and risks related to U.S. and foreign government stability. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term, and those changes could materially affect the amounts reported in the financial statements.
Fair Value of Financial Instruments
The Plan utilizes fair value measurement guidelines prescribed by GAAP to value financial instruments. The guidance includes a definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.
The valuation techniques utilized are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
These two types of inputs create the following fair value hierarchy:
Level 1 - Quoted prices for identical instruments in active markets. Level 1 investments of the DC Master Trust and the Plan primarily include cash equivalents, short-term investment funds and U.S. and international equities.
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Level 2 investments of the DC Master Trust and the Plan primarily include fixed-income securities based on broker quotes or model-derived valuations.
Level 3 - Significant inputs to the valuation model are unobservable. There were no Level 3 investments in the Plan during the years ended December 31, 2016 and 2015.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value with the exception of the guaranteed investment contracts (“GICs”) held by the Plan through the Stable Value Account of the DC Master Trust. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 4). The GICs are stated at contract value because contract value is the amount that would be received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value is equal to the value of initial deposited principal, plus accumulated interest and additional deposits, minus withdrawals and expenses (see Note 5). The Plan's Investment Committee provides direction and oversight of the valuation process. The fair value of Plan investments, including the underlying investments in the DC Master Trust, is determined as follows:
Investments in domestic and equity securities, which include common and preferred stock, are valued at the last reported sales price of the stock on the active market on which the securities are traded on the last business day of the Plan year. Investments in common/collective trust funds are valued based on the net asset value (“NAV”) derived by investment managers, as a practical expedient. Short-term investment funds are valued at amortized cost, which approximates fair value. Fair values for other securities, including U.S. and foreign government, corporate debt, asset-backed and other fixed-income securities, which are not exchange-traded, are valued using third-party pricing services. These pricing services use, for example, recent broker-dealer quotations or model-based pricing methods that use significant observable inputs such as relevant yield curves, credit information of the underlying security, prepayment projections, cash flows and other security characteristics to determine fair value as of the last trading day of the year. If market values are not available from the above sources, the fair value is provided to the Trustee by the party with authority to trade in such securities (investment managers or the Investment Committee, as applicable).
All securities and cash or cash equivalents are quoted in the local currency and then converted into U.S. dollars. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on fund assets, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.
In performing any valuations or calculations required of the Trustee, the Trustee relies on the prices provided by pricing sources, the investment managers or the Investment Committee as a certification as to the value.
The DC Master Trust allocates investment income, realized gains and losses, and unrealized appreciation and depreciation on the underlying securities to the participating plans daily based upon the market value of each plan’s investment. The unrealized appreciation or depreciation amount is the aggregate difference between the current fair market value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received and the average cost of investments sold.
Notes Receivable from Participants
Participant loans are measured at their outstanding balances, plus accrued interest.
Expenses
Plan expenses are paid by the Plan or the Plan sponsor as provided in the Plan document. Fees incurred by the plan for investment management services of $116,000 are presented as an offset to total investment income in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw funds from the Plan but have not yet been paid were $0 and $895,000 at December 31, 2016 and 2015, respectively, and such amounts continue to accrue investment earnings (losses) until paid.
Transfers
A participant may elect to transfer their vested FSSP Retirement Account balance to the Northrop Grumman Retirement Plan “B” pension plan and elect a lump-sum payment or annuity as permitted by the Plan. The total amount transferred from the Plan to the Northrop Grumman Retirement Plan “B” pension plan was $7,694,000 for the year ended December 31, 2016. The total amount payable to the Northrop Grumman Retirement Plan “B” pension plan as of December 31, 2016 and 2015, was $129,000 and $809,000, respectively.
Accounting Standards Updates
In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force). The amendments in this Update clarify presentation requirements for a plan’s interest in a master trust and require more detailed disclosures of the plan’s interest in the master trust. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018 and early adoption is permitted. Plan management is currently evaluating the timing of adoption as well as the potential impact on the financial statements.
3. INVESTMENTS
The Plan’s investments consist of a proportionate interest in certain investments held by the DC Master Trust. Those investments are stated at fair value determined and reported by the Trustee in accordance with the DC Master Trust Agreement established by the Company.
Plan assets represent 3 percent of total net assets reported by the Trustee of the DC Master Trust as of December 31, 2016 and 2015.

The net assets of the DC Master Trust as of December 31, 2016 and 2015, are as follows:

$ in thousands	2016	2015
Assets
At fair value:
Cash equivalents and short-term investment fund	$58,874	$212,936
U.S. and international equities	2,926,772	2,464,196
Common/collective trust funds	12,071,358	11,066,281
Fixed-income securities
U.S. and foreign government	357,587	351,712
Corporate debt	281,066	265,796
Asset-backed	244,608	247,737
High yield debt	954	2,851
Collateral held under securities lending agreements	960,767	757,221
Assets on loan to third-party borrowers	219,523	197,067
Total investments at fair value	17,121,509	15,565,797
At contract value:
Guaranteed investment contracts	3,485,775	3,332,971
Total investments at contract value	3,485,775	3,332,971
Receivable from broker for investments sold	4,236	7,743
Dividends, interest, taxes and other receivables	7,039	6,982
Total assets	20,618,559	18,913,493
Liabilities
Collateral held under securities lending agreements	960,767	757,221
Due to broker for securities purchased	36,243	58,766
Total liabilities	997,010	815,987
Net assets of the DC Master Trust	$19,621,549	$18,097,506

Investment income for the DC Master Trust for the Plan year ended December 31, 2016, is as follows:

$ in thousands	2016
Investment income
Net appreciation of investments	$1,635,522
Interest	117,434
Dividends	45,107
Other income	4,534
Stock loan income	392
Investment manager fees	(6,716)
Total investment income	$1,796,273
4. FAIR VALUE MEASUREMENTS
Certain investments that are measured at fair value using NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy tables. The total fair value of these investments is included in the tables below to permit reconciliation of the fair value hierarchy to amounts presented in the investments footnote (Note 3). These investments have no unfunded commitments, redemption notice periods greater than seven days or other redemption restrictions. As of December 31, 2016 and 2015, there were no investments expected to be sold at a value materially different than NAV.

The table below sets forth the fair value of the investments by level, measured on a recurring basis and held by the DC Master Trust as of December 31, 2016:

	2016
$ in thousands	Level 1	Level 2	Total
DC Master Trust at fair value
Cash equivalents and short-term investment fund	$3,180	$55,694	$58,874
U.S. and international equities	2,926,772	—	2,926,772
Fixed-income securities
U.S. and foreign government	—	539,716	539,716
Corporate debt	—	318,460	318,460
Asset-backed	—	244,608	244,608
High yield debt	—	954	954
Collateral held under securities lending agreements	—	960,767	960,767
Common/collective trust funds valued using NAV as a practical expedient			12,071,358
Total DC Master Trust at fair value	$2,929,952	$2,120,199	$17,121,509
The table below sets forth the fair value of the short-term investment fund, by level, measured on a recurring basis, and held by the Plan as of December 31, 2016:

	2016
$ in thousands	Level 1	Level 2	Total
Other Plan investments
State Street Bank and Trust Company short-term investment fund	$—	$1,844	$1,844
Total other Plan investments	$—	$1,844	$1,844
The table below sets forth the fair value of the investments by level, measured on a recurring basis and held by the DC Master Trust as of December 31, 2015:

	2015
$ in thousands	Level 1	Level 2	Total
DC Master Trust at fair value
Cash equivalents and short-term investment fund	$13,915	$199,021	$212,936
U.S. and international equities	2,464,196	—	2,464,196
Fixed-income securities
U.S. and foreign government	—	523,307	523,307
Corporate debt	—	291,268	291,268
Asset-backed	—	247,737	247,737
High yield debt	—	2,851	2,851
Collateral held under securities lending agreements	—	757,221	757,221
Common/collective trust funds valued using NAV as a practical expedient			11,066,281
Total DC Master Trust at fair value	$2,478,111	$2,021,405	$15,565,797
The table below sets forth the fair value of the short-term investment fund, by level, measured on a recurring basis, and held by the Plan as of December 31, 2015:

	2015
$ in thousands	Level 1	Level 2	Total
Other Plan investments
State Street Bank and Trust Company short-term investment fund	$—	$4,112	$4,112
Total other Plan investments	$—	$4,112	$4,112

There were no transfers of investments between levels during 2016 and 2015.

5. INTEREST IN GUARANTEED INVESTMENT CONTRACTS
Guaranteed investment contracts consist of fully benefit-responsive wrapper contracts that provide specified interest rates. Realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the plan, but are amortized as adjustments to the future interest-crediting rate over a period equal to or less than the duration of the underlying assets. Primary variables affecting the future crediting rate of the wrapper contracts include the current yield of underlying assets, the duration of underlying assets, and the difference between the market value and contract value of underlying assets.
Investments held in guaranteed investment contracts (at contract value) totaled $3,485,775,000 and $3,332,971,000 as of December 31, 2016 and 2015, respectively.
Certain events, such as Plan termination or a plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. Plan management believes that the occurrence of events that may limit the ability of the Plan to transact at less than contract value is not probable.
6. DERIVATIVE FINANCIAL INSTRUMENTS
The investment managers for the Stable Value Account and Fixed Income Fund may use derivative financial instruments as part of their respective investment strategies. These strategies may include the use of credit default swaps, futures contracts, and interest rate swaps. Notional amounts disclosed below do not quantify risk or represent assets or liabilities of the DC Master Trust, but are used in the calculation of the cash settlements under the contracts.
The investment managers for the Stable Value Account and the Fixed Income Fund may enter into netting arrangements such as trading with a Futures Commission Merchant. Otherwise, futures are traded on an exchange, which settle pursuant to the rules of the exchange on a daily settlement of the net value. For other derivatives such as swaps, the investment managers may enter into netting arrangements (e.g. International Swaps and Derivatives Association agreements), which provide for a legal right of setoff. Contractual settlement rights may vary depending on the specific agreement or whether the derivative is traded via central clearing or a specific counterparty.
Derivative financial instruments are recorded as assets or liabilities of the DC Master Trust and measured at fair value. Changes in the fair value of the derivative instruments are reflected in investment income as appreciation (depreciation) in the DC Master Trust. During 2016 and 2015, these derivative financial instruments were not entered into for hedging purposes and do not qualify for hedge accounting. The volume of derivative activity during 2016 was comparable to that which is held at year-end.
During 2016 and 2015 the Plan's derivatives included interest rate contracts on U.S. Treasury futures. The notional amounts and fair values, by primary risk exposure, are presented as gross assets and liabilities as follows:

	December 31
$ in thousands	2016	2015
Fair value of asset	$1,300	$501
Fair value of liability	(667)	(914)
Notional amount	55,987	(46,210)
Futures Contracts
The DC Master Trust enters into futures contracts in the normal course of investing activities to manage market risk and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily. The terms of these contracts typically do not exceed one year. Notional amounts related to these contracts in the table above are stated as a net buy (sell) position. The net loss on U.S. treasury futures for the year ended December 31, 2016 was $1,738,000.

7. THIRD PARTY BORROWINGS
The DC Master Trust participates in a securities lending program with State Street through the Fixed Income Fund and the separately managed Stable Value Account. The program allows State Street to loan securities, which are assets of the DC Master Trust, to approved borrowers. Such assets could be subject to sale restrictions in the event security lending agreements are terminated and the securities have not been returned to the DC Master Trust. DC Master Trust assets on loan to third-party borrowers under security lending agreements are as follows:

	December 31
$ in thousands	2016	2015
Underlying securities of guaranteed investment contracts	$721,326	$545,449
Fixed-income securities
U.S. and foreign government	182,129	171,595
Corporate debt	37,394	25,472
Total fixed-income securities	219,523	197,067
DC Master Trust Assets on loan to third-party borrowers	$940,849	$742,516
State Street requires borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan. The initial collateral required is 102 percent of the fair value of U.S. securities borrowed and 105 percent for foreign equity securities borrowed. The DC Master Trust bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the borrower bears the risk of loss related to the decrease in the fair value of the securities collateral and, therefore, may have to deliver additional cash or securities to maintain the required collateral. In U.S. markets, State Street generally enters into a netting arrangement with a borrower which permits the netting of mark-to-market exposure for transactions within the lending program with that borrower. Such arrangements would cover lending transactions with the borrower and reverse repurchase agreements of cash collateral involving investment of the collateral. State Street may also negotiate a right of offset in the event of borrower default. In the event of borrower default, State Street indemnifies the DC Master Trust against any loss of the amount loaned. As of December 31, 2016, cash and non-cash collateral associated with securities on loan totaled $576,127,000 and $384,640,000, respectively. As of December 31, 2015, cash and non-cash collateral associated with securities on loan totaled $661,139,000 and $96,082,000, respectively. All of the securities on loan are collateralized at more than 100%.
8. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Party-in-interest transactions through the DC Master Trust include the purchase and sale of investments managed by affiliates of the Plan's Trustee and transactions involving Northrop Grumman Corporation common stock. The NG Stock Fund within the DC Master Trust held 12,583,937 and 13,051,194 shares of common stock of the Company with a fair value of $2,926,772,000 and $2,464,196,000 at December 31, 2016 and 2015, respectively. The Plan’s interest in the net assets of the NG Stock Fund was approximately 0.6 percent at December 31, 2016 and 2015. During 2016, the NG Stock Fund earned dividends of $45,107,000 from its investment in Northrop Grumman Corporation common stock. A significant decline in the market value of the Company’s common stock would not significantly affect the net assets available for benefits.
State Street affiliates managed $1,844,000 and $4,112,000 of Plan assets held in the short-term investment fund as of December 31, 2016 and 2015, respectively. The Plan paid $30,000 to the Trustee in fees during the year ended December 31, 2016.
The DC Master Trust utilized various investment managers to manage its net assets. These net assets may be invested into funds also managed by the investment managers. Therefore, these transactions qualify as party-in-interest transactions. The Plan had transactions with the Trustee’s short-term investment fund, a liquidity pooled fund in which participation commences and terminates on a daily basis. In Plan management’s opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.
9. PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to ERISA provisions. Plan participants are already 100 percent vested in their accounts and there would be no change in benefit payments in the event of the Plan's termination.

10. FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter dated December 16, 2015, in which the Internal Revenue Service determined that the Plan's terms at the time of the determination letter application were in compliance with applicable sections of the Code and, therefore, the related trust is exempt from taxation. Management believes the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.
11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits per the financial statements to Form 5500 is as follows:

	December 31
$ in thousands	2016	2015
Net assets available for benefits per the financial statements	$533,916	$543,973
Less amounts allocated to withdrawing participants	—	(895)
Net assets available for benefits per Form 5500	$533,916	$543,078
A reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2016, is as follows:

$ in thousands
Benefits paid to participants per the financial statements	$41,273
Add amounts allocated to withdrawing participants at December 31, 2016	—
Less amounts allocated to withdrawing participants at December 31, 2015	(895)
Benefits paid to participants per Form 5500	$40,378
Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2016 and 2015, but not yet paid as of that date.
* * * * * *

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

FORM 5500, SCHEDULE H, PART IV, LINE 4i,
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016

$ in thousands
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
*	Northrop Grumman Defined Contribution Plans Master Trust	Participation in Northrop Grumman Defined Contribution Plans Master Trust Retirement Account	$110,648	$200,890
*	Northrop Grumman Defined Contribution Plans Master Trust	Participation in Northrop Grumman Defined Contribution Plans Master Trust Savings Account	**	$329,381
*	Plan Participants	Participant loans (maturing from 2017 to 2027 at interest rates ranging from 4.25 percent to 8.75 percent)	**	2,101
*	State Street Bank and Trust Company	State Street Bank and Trust Company short-term investment fund	**	1,844
	Total		$110,648	$534,216

*	Party-in-interest
**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

Dated: June 9, 2017	By:	/s/ Michael A. Hardesty
Michael A. Hardesty
Chairman, Audit Subcommittee of the Benefit Plans Administrative Committee

EXHIBIT INDEX

*23	Consent of Independent Registered Public Accounting Firm

*	Filed with this report